EXHIBIT 11.1

COMPUTATION OF NET LOSS PER SHARE
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

COMPUTATION OF BASIC NET LOSS PER SHARE:
Net loss	$(10,405)	$(7,448)	$(35,013)	$(49,179)

Weighted-average shares of common stock outstanding	32,528	26,477	32,458	26,313

Basic net loss per share	$(.32)	$(.28)	$(1.08)	$(1.87)

COMPUTATION OF DILUTED NET LOSS PER SHARE:
Net loss available to common stockholders	$(10,405)	$(7,448)	$(35,013)	$(49,179)
Weighted-average number of shares of common stock and common stock equivalents outstanding —
Weighted-average shares of common stock outstanding	32,528	26,477	32,458	26,313
Weighted-average number of common stock equivalents applicable to stock options and employee stock purchase plans	124	592	334	541

Common stock and common stock equivalents	32,652	27,069	32,792	26,854

Diluted net loss per common stock and common stock equivalents (a)	$(.32)	$(.28)	$(1.07)	$(1.83)

(a)	This calculation is submitted in accordance with Item 601(b)(11) of Regulation S-K although it is not required by SFAS No. 128 because it is antidilutive.